Filed Pursuant to Rule 433
Registration No. 333-221301
January 7, 2020

WPX ENERGY, INC.

Pricing Term Sheet

$900,000,000 4.500% Senior Notes due 2030

This term sheet supplements the information set forth in the Prospectus Supplement, subject to completion, dated January 7, 2020 to the Prospectus dated November 2, 2017 (the “Preliminary Prospectus Supplement”). Terms used in this term sheet but not defined herein will have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	WPX Energy, Inc.

Distribution:	SEC registered

Ratings:*	B1 (Moody’s) / BB- (S&P) / BB (Fitch)

Trade Date:	January 7, 2020

Settlement Date:

January 10, 2020

It is expected that delivery of the notes offered pursuant to this prospectus will be made to investors on or about January 10, 2020, which will be the third business day following the date of this prospectus (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Exchange Act as currently in effect, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the notes are delivered will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade such notes prior to their date of delivery hereunder should consult their advisors.

Day Count:	30/360

Denominations:	$2,000 x $1,000

Title of Securities:	Senior Notes due 2030

Principal Amount:	$900,000,000

Maturity Date:	January 15, 2030

Coupon:	4.500%

Interest Payment Dates:	January 15 and July 15 of each year, beginning July 15, 2020

Interest Record Dates:	January 1 and July 1

Public Offering Price:	100.000%

Benchmark Treasury:	6.250% due May 15, 2030

Spread to Benchmark Treasury:	+270 basis points

Yield to Maturity:	4.500%

Underwriting Discounts and Commissions:	1.250%

Net Proceeds, Before Expenses, to WPX Energy, Inc.:	$888,750,000

Use of proceeds:

The gross proceeds from this offering will be deposited into the escrow account. Upon release from escrow if the Escrow Release Condition has been satisfied, we intend to use the net proceeds of this offering to finance a portion of the cash consideration for the acquisition of Felix, including the repayment of any outstanding debt of Felix, and to pay related fees and expenses. If a Special Mandatory Redemption Event has occurred, we intend to use the net proceeds from this offering to fund, in part, the redemption of the notes at the Special Mandatory Redemption Price.

CUSIP / ISIN:	98212BAL7 / US98212BAL71

Optional Redemption:	At any time prior to January 15, 2025, make-whole call at the Treasury Rate + 50 bps plus accrued and unpaid interest.

	On or after	Price
	January 15, 2025	102.250%
	January 15, 2026	101.500%
	January 15, 2027	100.750%
	January 15, 2028 and thereafter	100.000%

	in each case, plus accrued and unpaid interest.

Equity Clawback:	Up to 35% at 104.500% prior to January 15, 2025

Change of Control:	Putable at 101% of principal plus accrued and unpaid interest

Special Mandatory Redemption

If we do not deliver an officer’s certificate to the Escrow Agent certifying that the Acquisition will be consummated simultaneously or substantially concurrently with the release of funds from the escrow account by 11:59 p.m. (New York City time) on July 15, 2020 (the “Escrow Release Condition”) or we deliver a termination notice to the Escrow Agent prior to 11:59 p.m. (New York City time) on the Outside Date indicating that (a) we will not pursue the consummation of the Acquisition or (b) we have determined in our sole discretion that the Escrow Release Condition cannot or is not reasonably likely to be satisfied by 11:59 p.m. (New York City time) on July 15, 2020, 100% of the initial issue price plus accrued and unpaid interest.

Joint Book-Running Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

BofA Securities, Inc.

J.P. Morgan Securities LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

TD Securities (USA) LLC

Wells Fargo Securities, LLC

Joint Lead Managers:	Scotia Capital (USA) Inc. BBVA Securities Inc. Credit Agricole Securities (USA) Inc.

Co-Managers:

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

ABN AMRO Securities (USA) LLC

BOK Financial Securities, Inc.

Capital One Securities, Inc.

CIBC World Markets Corp.

ING Financial Markets LLC

PNC Capital Markets LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Changes from the Preliminary Prospectus Supplement

The notes offered hereby consist of $900 million aggregate principal amount of a single series of notes due 2030.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuer’s prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement, the prospectus and any other documents incorporated by reference therein if you request it by contacting Barclays Capital Inc. by telephone at (888) 603-5847 or by email at barclaysprospectus@broadridge.com or Citigroup Global Markets Inc. by telephone at (800) 831-9146 or by email at prospectus@citi.com.

ANY DISCLAIMER OR OTHER NOTICE THAT MAY APPEAR BELOW IS NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMER OR OTHER NOTICE WAS AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.